Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2018

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Six months
	ended June 30		ended June 30
	2018	2017 (note 3)	2018	2017 (note 3)

Revenues	$667,350	$586,233	$1,219,823	$1,052,495

Cost of revenues (exclusive of depreciation and
amortization shown below)	430,725	374,922	793,025	675,028
Selling, general and administrative expenses	169,032	152,392	325,348	289,472
Depreciation	7,504	6,466	14,773	12,443
Amortization of intangible assets	8,779	7,915	17,368	13,965
Acquisition-related items (note 5)	5,741	3,310	7,995	7,519
Operating earnings	45,569	41,228	61,314	54,068

Interest expense, net	3,939	3,279	6,856	6,221
Other income, net (note 6)	(33)	(807)	(460)	(2,036)
Earnings before income tax	41,663	38,756	54,918	49,883

Income tax expense (note 7)	12,859	12,799	17,575	17,126
Net earnings	28,804	25,957	37,343	32,757

Non-controlling interest share of earnings	3,547	5,091	4,216	7,293
Non-controlling interest redemption increment (note 10)	1,410	9,530	4,314	12,750
Net earnings attributable to Company	$23,847	$11,336	$28,813	$12,714

Net earnings per common share (note 11)

Basic	$0.61	$0.29	$0.74	$0.33
Diluted	$0.60	$0.29	$0.72	$0.32

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2018	2017 (note 3)	2018	2017 (note 3)

Net earnings	$28,804	$25,957	$37,343	$32,757

Foreign currency translation gain (loss)	(10,205)	5,932	(7,089)	9,416
Unrealized gain (loss) on interest swaps, net of tax	393	(410)	1,457	(410)
Comprehensive earnings	18,992	31,479	31,711	41,763

Less: Comprehensive earnings attributable to
non-controlling shareholders	9,438	10,404	12,227	14,732

Comprehensive earnings attributable to Company	$9,554	$21,075	$19,484	$27,031

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	June 30, 2018	December 31, 2017 (note 3)
Assets
Current Assets
Cash and cash equivalents	$104,246	$108,523
Accounts receivable, net of allowance of $30,478 (December 31, 2017 -
$28,709)	353,154	382,542
Contract assets	93,361	104,737
Income tax recoverable	13,564	13,815
Prepaid expenses and other current assets	67,956	54,741
	632,281	664,358

Other receivables	11,861	10,136
Contract assets	7,446	7,104
Other assets	64,317	55,496
Fixed assets	83,899	83,899
Deferred income tax, net	41,251	48,401
Intangible assets	224,343	183,036
Goodwill	513,908	455,130
	947,025	843,202
	$1,579,306	$1,507,560

Liabilities and shareholders' equity
Current Liabilities
Accounts payable and accrued expenses	$196,141	$227,087
Accrued compensation	311,027	419,635
Income taxes payable	17,554	21,414
Contract liabilities	29,279	35,423
Long-term debt - current (note 8)	1,614	2,426
Contingent acquisition consideration - current (note 9)	14,102	18,657
	569,717	724,642

Long-term debt - non-current (note 8)	418,223	247,467
Contingent acquisition consideration (note 9)	35,712	31,643
Deferred rent	26,046	24,469
Other liabilities	18,796	11,792
Deferred income tax, net	23,988	19,044
	522,765	334,415
Redeemable non-controlling interests (note 10)	156,602	145,489

Shareholders' equity
Common shares	415,302	406,984
Contributed surplus	52,464	50,219
Deficit	(88,637)	(115,489)
Accumulated other comprehensive loss	(52,486)	(43,157)
Total Company shareholders' equity	326,643	298,557
Non-controlling interests	3,579	4,457
Total shareholders' equity	330,222	303,014
	$1,579,306	$1,507,560

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2017 (note 3)	38,934,161	$406,984	$50,219	$(115,489)	$(43,157)	$4,457	$303,014

Net earnings	-	-	-	37,343	-	-	37,343
Foreign currency translation loss	-	-	-	-	(7,089)	-	(7,089)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	1,457	-	1,457
Other comprehensive earnings
(loss) attributable to NCI	-	-	-	-	(3,697)	69	(3,628)
NCI share of earnings	-	-	-	(4,216)	-	600	(3,616)
NCI redemption increment	-	-	-	(4,314)	-	-	(4,314)
Distributions to NCI	-	-	-	-	-	(1,327)	(1,327)
Acquisition of businesses, net	-	-	-	-	-	(220)	(220)

Subsidiaries’ equity transactions	-	-	(23)	-	-	-	(23)

Subordinate Voting Shares:
Stock option expense	-	-	3,701	-	-	-	3,701
Stock options exercised	260,625	8,318	(1,433)	-	-	-	6,885
Dividends	-	-	-	(1,961)	-	-	(1,961)
Balance, June 30, 2018	39,194,786	$415,302	$52,464	$(88,637)	$(52,486)	$3,579	$330,222

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2018	2017 (note 3)	2018	2017 (note 3)
Cash provided by (used in)

Operating activities
Net earnings	$28,804	$25,957	$37,343	$32,757

Items not affecting cash:
Depreciation and amortization	16,283	14,381	32,141	26,408
Deferred income tax	1,792	1,519	1,399	3,366
Earnings from equity method investments	(242)	(309)	(569)	(671)
Stock option expense	1,487	1,030	3,701	2,473
Allowance for uncollectible accounts receivable	334	1,563	1,771	3,776
Amortization of advisor loans	4,201	3,034	8,082	6,032
Other	2,937	2,506	3,558	4,434

Net changes from operating assets / liabilities
Accounts receivable	(12,612)	(22,029)	38,655	10,951
Contract assets	20	1,367	9,674	(5,629)
Prepaid expenses and other assets	(503)	(2,829)	(5,301)	(5,445)
Accounts payable and accrued expenses	12,551	22,767	(32,012)	(25,337)
Accrued compensation	(591)	6,779	(120,577)	(81,766)
Contract liabilities	(4,011)	788	(5,295)	2,813
Other liabilities	(89)	3,655	457	4,779
Contingent acquisition consideration paid	-	-	(2,856)	(301)
Net cash provided by (used in) operating activities	50,361	60,179	(29,829)	(21,360)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(18,848)	(21,360)	(98,580)	(51,003)
Purchases of fixed assets	(7,781)	(13,768)	(13,990)	(20,501)
Advisor loans issued	(12,716)	(6,517)	(15,509)	(14,012)
Other investing activities	(782)	92	(2,451)	(3,009)
Net cash used in investing activities	(40,127)	(41,553)	(130,530)	(88,525)

Financing activities
Increase in long-term debt	225,994	70,613	459,867	253,450
Repayment of long-term debt	(485,404)	(53,398)	(532,444)	(96,098)
Issuance of senior notes	244,938	-	244,938	-
Purchase of non-controlling interests, net	-	(5,594)	(73)	(29,876)
Contingent acquisition consideration paid	(137)	(796)	(7,743)	(2,439)
Proceeds received on exercise of options	1,798	465	6,885	3,710
Dividends paid to common shareholders	-	-	(1,947)	(1,932)
Distributions paid to non-controlling interests	(7,399)	(6,874)	(12,603)	(10,992)
Financing fees paid	(1,830)	(8)	(1,830)	(1,671)
Net cash provided by (used in) financing activities	(22,040)	4,408	155,050	114,152

Effect of exchange rate changes on cash	4,403	2,253	1,032	5,567

Increase (decrease) in cash and cash equivalents	(7,403)	25,287	(4,277)	9,834

Cash and cash equivalents, beginning of period	111,649	97,695	108,523	113,148

Cash and cash equivalents, end of period	$104,246	$122,982	$104,246	$122,982

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 35 countries around the world (69 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage, sales brokerage and investment management. Operationally, Colliers is organized into three geographic regions – Americas; Europe, Middle East and Africa (“EMEA”); and Asia Pacific.

2.       SUMMARY OF PRESENTATION – These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2017.

In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at June 30, 2018 and the results of operations and its cash flows for the three and six month periods ended June 30, 2018 and 2017. All such adjustments are of a normal recurring nature. The results of operations for the six month period ended June 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except for the change in accounting policies related to revenue as described in Note 3. The accounting policy for revenue from contracts with customers is shown below.

Revenue

The Company generates revenue from contracts with customers through its provision of commercial real estate services. These services consist of sales and leasing brokerage operations along with outsourcing and advisory services.

(a) Real estate brokerage operations

Brokerage revenue includes commissions from sales brokerage and leasing brokerage services. Sales brokerage services include purchases and sales, debt placement, equity capital raising, market value opinions, acquisition advisory and transaction management. The Company provides these services with respect to substantially all types of commercial real estate. Leasing brokerage includes landlord and tenant representation services. Landlord representation provides real estate owners with services to strategically position properties and to secure appropriate tenants. Tenant representation focuses on assisting businesses to assess their occupancy requirements and evaluating and negotiating leases and lease renewals.

(b) Outsourcing and advisory services and other revenue

Outsourcing and advisory services consist of project management, property management as well as valuation and advisory services. Project management services include design and construction management, move management and workplace solutions consulting. Project management engagements range from single project contracts with a duration of less than one year to multi-year contracts with multiple discrete projects. Property management provides real estate service solutions to real estate owners. In addition to providing on-site management and staffing, the Company provides support through centralized resources such as technical and environmental services, accounting, marketing and human resources. These various services may be provided through the Company’s employees or through contracts with third party providers. Consistent with industry custom, management contract terms typically range from one to three years, although most contracts are terminable at any time following a notice period, usually 30 to 120 days.

Valuation and advisory services consist of helping customers determine market values for various types of real estate properties. Such services may involve appraisals of single properties or portfolios of properties which may span multiple property types and geographic locations. These appraisals may be utilized for a variety of customer needs including acquisitions, dispositions, financing or for tax purposes. In addition to valuation services, the Company provides consulting services to assist customers with specialized real estate needs. Other revenue consists of license fees charged to non-owned Colliers branded offices for exclusive rights to operate using the Colliers marks and intellectual properties within defined geographic locations over a prescribed period of time.

Revenue recognition and unearned revenues

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of services, which are capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

(a) Nature of services

The Company has determined that control of sales brokerage services rendered transfer to a customer when a sale and purchase agreement becomes unconditional and leasing brokerage services rendered transfer to a customer when a lease between the landlord and the tenant is executed. At these points in time the customer has received substantially all of the benefit of the services provided by the Company. The transaction price is typically associated with the underlying asset involved in the transaction, most commonly a percentage of the sales price or the aggregate rental payments over the term of the lease which are generally known when revenue is recognized.

Outsourcing and advisory services including those provided in relation to property management and project management transfer to the customer over time as the services are performed and revenue from providing these services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based upon the actual labor hours spent relative to the total expected labor hours or the project costs incurred relative to the total project costs. For some projects certain obligations that are representative of the work completed may be used as an alternative to recognize revenue. The use of labor hours or overall project costs is dependent upon the input that best represents the progress of the work completed in relation to the specific contract. If a contract includes an hourly fee, revenue is recognized in the amount to which the Company has a right to invoice.

For other advisory services, including valuation and appraisal review, the customer is unable to benefit from the services until the work is substantially complete, revenue is recognized upon delivery of materials to the customer because this faithfully represents when the service has been rendered. For most fixed fee consulting assignments, revenue is recognized based upon the actual service provided to the end of the reporting period as a proportion of the total services to be provided and customers are invoiced on a monthly basis and consideration is payable when invoiced.

Revenues related to license fees are recognized over the period that the licensee has use of these rights or the benefits of any associated services.

(b) Significant judgments

Our contracts with customers may include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Where a contract contains multiple performance obligations judgment is used to assess whether they are distinct and accounted for separately or not distinct and are accounted for and recognized together.

Brokerage commission arrangement may include elements that introduce variability to the revenues earned beyond the underlying value of the transaction, these may include rebates and/or contingencies. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of historical information to estimate the amount the Company will ultimately be entitled to. Generally, revenue is constrained when it is probable that the Company may not be entitled to the full amount of the revenue as associated with the occurrence or non-occurrence of an event that is outside of the Company’s control or where the facts and circumstances of the arrangement limit the Company’s ability to predict whether this event will occur. When revenue is constrained, this constrained revenue will be recognized if and when the uncertainty has been resolved.

Outsourcing and advisory arrangements may include incentives tied to achieving certain performance targets. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of circumstances specific to the project and historical information in order to estimate the amount the Company will ultimately be entitled to. Estimates of revenue, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

In providing project management or property management services, the Company may engage subcontractors to provide on-site staffing or to provide specialized technical services, materials and/or installation services. These arrangements are assessed and require judgment to determine whether the Company is a principal or an agent of the customer. When the Company acts as a principal, because it is primarily responsible for the delivery of the completed project and controls the services provided by the subcontractors, these amounts are accounted for as revenue on a gross basis. However, when the Company acts as an agent, because it does not control the services prior to delivery to the customer, these costs are accounted for on a net basis.

In some cases, the Company may facilitate collection from the customer and payments to subcontractors or may facilitate collection from tenants for payment to the landlord. In these instances, balances are recorded as accounts receivable and accounts payable until settled.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company invoices the customer and records a receivable when it has a right to payment within customary payment terms or it recognizes a contract asset if revenue is recognized prior to when payment is due. Contract liabilities consist of payments received in advance of recognizing revenue. These liabilities consist primarily of payments received for outsourcing and advisory engagements where a component of the revenue may be paid by the customer prior to the benefits of the services transferring to the customer. As a practical expedient, the Company does not adjust the promised amount of consideration for the effect of a significant financing component when it is expected, at contract inception, that the period between transfer of the service and when the customer pays for that service will be one year or less. The Company does not typically include extended payment terms in its contracts with customers.

The Company generally does not incur upfront costs to obtain or fulfill contracts that are capitalizable to contract assets and if capitalizable they would be amortized to expense within one year or less of incurring the expense; consequently, the Company applies the practical expedient to recognize these incremental costs as an expense when incurred.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 90 days. With the exceptions of sales and leasing brokerage, the Company does not expect to have any contracts where the period between the transfer of services to the customer and the payment by the customer exceeds one year. With regard to sales and leasing brokerage, arrangements may exist where the service is transferred but payment is not received for a period greater than one year. However, arrangements of this nature do not contain a significant financing component because the amount and timing varies on the basis of the occurrence or non-occurrence of an event that is outside the control of the Company or the customer. As a consequence, the Company does not adjust the transaction prices for the time value of money.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate transaction prices for contracts where the Company’s performance obligations have not yet been satisfied. The Company applies the practical expedient related to remaining performance obligations that are part of a contract that has an original expected duration of one year or less and the practical expedient related to variable consideration from remaining performance obligations.

3.       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Recently adopted accounting standards

Revenue from contracts with customers

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards. The Revenue Guidance, codified as Accounting Standards Codification Topic No. 606 (“ASC 606”) has been adopted retrospectively effective January 1, 2018 and accordingly, comparative information has been restated.

The primary changes, as well as the impact on the financial position and results of operations for the comparative year ended December 31, 2017, and the three and six months ended June 30, 2017 are described below.

(a)	Accounting for leasing brokerage revenues

Under previous GAAP, leasing brokerage revenues were deferred until the related contingency (e.g. tenant occupancy) was resolved. Under ASC 606, in certain cases revenue will be recognized earlier since the Company’s performance obligation will typically be satisfied upon lease execution.

(b)	Accounting for reimbursable expenses related to the Company’s property management activities

Under previous GAAP, reimbursable expenses contemplated both performance and payment risk when evaluating whether a principal or agent relationship existed between the Company and its customers. Under ASC 606, principal versus agent indicators were revised with a focus on control over the services provided by third-party service providers. As a result, the revenues related to the Company’s property management activities increased by $146,269 and the related cost of revenues increased by $146,269 with no net impact on earnings.

(c)	Presentation of contract balances

The Company has revised the presentation of certain amounts in the balance sheet to reflect the adoption of ASC 606, with increases to contract balances and decreases to unbilled revenues and unearned revenues associated with the change in lease brokerage revenue recognition.

Adoption of the standard using the full retrospective method resulted in the restatement of certain previously reported results. These include the recognition of additional revenue and an increase in income tax expense, along with increasing contract balances and accrued expenses.

The Company’s previously reported results for the twelve months ended December 31, 2017 was impacted as follows:

(in thousands of US dollars, except per share amounts)
	Year ended December 31, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Statements of earnings
Revenues	$2,275,362	$13,569	$146,269	$2,435,200
Cost of revenues	1,427,281	12,315	146,269	1,585,865
Selling, general and administrative expenses	613,335	705	-	614,040
Income tax	63,300	(1,393)	-	61,907
Non-controlling interest share of earnings	20,236	83	-	20,319
Non-controlling interest redemption increment	22,583	(190)	-	22,393
Net earnings attributable to Company	49,313	2,049	-	51,362
Diluted net earnings per common share	1.25	0.05	-	1.31

The Company’s previously reported results for the twelve months ended December 31, 2017 were impacted as follows:

(in thousands of US dollars, except per share amounts)
	Three months ended June 30, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Statements of earnings
Revenues	$544,217	$6,057	$35,959	$586,233
Cost of revenues	333,741	5,222	35,959	374,922
Selling, general and administrative expenses	152,207	185	-	152,392
Income tax	12,584	215	-	12,799
Non-controlling interest share of earnings	5,003	88	-	5,091
Non-controlling interest redemption increment	9,686	(156)	-	9,530
Net earnings attributable to Company	10,833	503	-	11,336
Diluted net earnings per common share	0.28	0.01	-	0.29

The Company's previously reported results for the six months ended June 30, 2017 were impacted as follows:

(in thousands of US dollars, except per share amounts)
	Six months ended June 30, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Statements of earnings
Revenues	$967,059	$14,039	$71,397	$1,052,495
Cost of revenues	592,612	11,019	71,397	675,028
Selling, general and administrative expenses	289,064	408	-	289,472
Income tax	16,242	884	-	17,126
Non-controlling interest share of earnings	7,116	177	-	7,293
Non-controlling interest redemption increment	12,961	(211)	-	12,750
Net earnings attributable to Company	10,952	1,762	-	12,714
Diluted net earnings per common share	0.28	0.04	-	0.32

The Company’s previously reported consolidated balance sheet as at December 31, 2017 was impacted as follows:

(in thousands of US dollars)	As at December 31, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Balance sheet
Accounts receivable, net of allowance	$383,385	$(843)	$-	$382,542
Contract assets, current	-	104,737	-	104,737
Unbilled revenues	41,370	(41,370)	-	-
Contract assets, non-current	-	7,104	-	7,104
Deferred income tax asset, net	52,394	(3,993)	-	48,401
Accounts payable and accrued expenses	252,904	(25,817)	-	227,087
Accrued compensation	365,709	53,926	-	419,635
Contract liabilities	-	35,423	-	35,423
Unearned revenues	11,919	(11,919)	-	-
Deferred income tax liability, net	18,579	465	-	19,044
Deficit	(128,411)	12,922	-	(115,489)
Accumulated other comprehensive loss	(43,354)	197	-	(43,157)
Non-controlling interests	4,019	438	-	4,457

Adoption of the standard related to revenue recognition had no impact on cash from or used in operating, financing, or investing on our consolidated statements of cash flows.

Recently issued accounting guidance, not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and has selected a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of December 31, 2017. The Company will adopt this ASU effective January 1, 2019, using the modified retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements and does not anticipate a material impact as the Company’s interest rate swaps are currently accounted for as cash flow hedges, are deemed to be effective as hedges and are already reported in other comprehensive income.

4.       ACQUISITIONS – During the six months ended June 30, 2018, the Company acquired controlling interests in six businesses, four operating in Americas (Utah; Pennsylvania; Manitoba), two operating in EMEA (Finland; Spain) and one operating in Asia Pacific (China). The acquisition date fair value of consideration transferred was as follows:

	Finland	Other	Aggregate
	Acquisition	Acquisitions	Acquisitions

Cash consideration, net of cash acquired of $14,984	$(57,287)	$(41,293)	$(98,580)
Acquisition date fair value of contingent consideration	-	(10,160)	(10,160)
Total purchase consideration	$(57,287)	$(51,453)	$(108,740)

Acquired intangible assets	$26,841	$35,258	$62,099
Goodwill	$38,624	$31,855	$70,479

The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. Acquired intangible assets consist of customer relationships, revenue backlog and property management contracts with estimated useful lives ranging from 3 months to 10 years. These acquisitions were accounted for by the acquisition method of accounting for business combinations.

During the six months ended June 30, 2017, the Company acquired controlling interests in five businesses for cash consideration of $51,003 (net of cash acquired of $40,575) and contingent consideration of $19,557.

See note 16 for information regarding acquisitions completed subsequent to June 30, 2018.

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value on the acquisition date and is re-measured to fair value each subsequent reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2018 was $49,814 (see note 9). The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as of June 30, 2018 was $10,662. The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation, is $83,984 to a maximum of $98,804. The contingencies will expire during the period extending to June 2022.

5.       ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017

Transaction costs	$3,225	$713	$4,940	$2,305
Contingent consideration fair value adjustments	611	621	(337)	1,138
Contingent consideration compensation expense	1,905	1,976	3,392	4,076
	$5,741	$3,310	$7,995	$7,519

6.       OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017

(Gain) loss on investments	$10	$(52)	$(80)	$(923)
Equity earnings from non-consolidated investments	(242)	(309)	(569)	(671)
Other	199	(446)	189	(442)
	$(33)	$(807)	$(460)	$(2,036)

7.       INCOME TAX – The provision for income tax for the six months ended June 30, 2018 reflected an effective tax rate of 32.0% (2017 - 34.4%) relative to the combined statutory rate of approximately 26.5% (2017 - 26.5%). The effective tax rate was favourabily impacted by lower US corporate tax rates that came into effect on January 1, 2018. The income tax rate of both current period and the prior period was impacted by foreign tax rate differential and non-deductible expenses.

8.       LONG-TERM DEBT – On April 19, 2018, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a multi-currency senior unsecured revolving credit facility of $1,000,000 (the “Facility”), replacing the prior revolving credit facility. The Facility has a 5-year term ending April 30, 2023 and bears interest at an applicable margin of 1.25% to 2.50% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate for the six months ended June 30, 2018 was 3.1% (2017 - 3.0%). The Facility had $820,740 of available un-drawn credit as at June 30, 2018. As of June 30, 2018, letters of credit in the amount of $7,770 were outstanding ($9,920 as at June 30, 2017). The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $250,000 on the same terms and conditions as the original Facility.

On May 17, 2018, the Company entered into a note purchase agreement with a group of institutional investors to issue €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”). The proceeds from the Senior Notes were received on May 30, 2018 and were used to repay indebtedness under the Facility. The Senior Notes have a 10-year term ending May 30, 2028.

The Facility and the Senior Notes rank equally in terms of seniority and have similar financial covenants. The Company is required to maintain certain covenant ratios including financial leverage and interest coverage. The Company was in compliance with these covenants as of June 30, 2018. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2018:

		Fair value measurements at June 30, 2018
	Carrying value at
	June 30, 2018	Level 1		Level 2		Level 3

Contingent consideration liability	$49,814		$-		$-	$49,814
Interest rate swap asset	$2,732		$-		$2,732	$-
Marketable securities	$13,637	$		$		$13,637

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3.0% to 10.5%, with a weighted average of 9.5%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 9.5% and 10.5% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,200.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2018
Balance, January 1	$50,300
Amounts recognized on acquisitions	10,160
Fair value adjustments	(337)
Resolved and settled in cash	(9,849)
Other	(460)
Balance, June 30	$49,814

Less: Current portion	14,102
Non-current portion	$35,712

The Company estimates the fair value of its Senior Notes as $275,402 as of June 30, 2018, using dealer quotes that are level 2 inputs in the fair value hierarchy. The carrying value of the Senior Notes was $244,161 as of June 30, 2018, which included debt issuance costs of $1,035.

10.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2018

Balance, January 1	$145,489
RNCI share of earnings	3,615
RNCI redemption increment	4,314
Distributions paid to RNCI	(11,275)
Sale of subsidiary shares to RNCI, net	1,816
RNCI recognized on business acquisitions	12,643
Balance, June 30	$156,602

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of June 30, 2018 was $135,598 (June 30, 2017 - $127,391). The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2018, approximately 1,800,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2018	2017	2018	2017

Basic shares	39,168	38,829	39,108	38,775
Assumed exercise of Company stock options	674	488	644	437
Diluted shares	39,842	39,317	39,752	39,212

12.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Chairman & CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at June 30, 2018, there were 1,602,000 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 455,000 stock options granted during the six months ended June 30, 2018 (2017 - 380,000). Stock option activity for the six months ended June 30, 2018 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,753,275	$36.03
Granted	455,000	67.30
Exercised	(260,625)	26.42
Forfeited	(12,375)	38.71
Shares issuable under options -
End of period	1,935,275	$44.66	3.00	$60,064
Options exercisable - End of period	785,100	$37.05	2.16	$30,344

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2018 was $3,701 (2017 - $2,473). As of June 30, 2018, there was $9,130 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the six month period ended June 30, 2018, the fair value of options vested was $4,020 (2017 - $3,077).

13.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015, the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length sale of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length sale of control of the Company took place on June 30, 2018, the amount required to be paid to the Chairman & CEO, based on a market price of C$100.02 per Subordinate Voting Share, would be US$297,728.

14.       REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and region as presented in the following table.

OPERATING SEGMENT REVENUES
			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended June 30

2018
Lease brokerage	$161,074	$33,823	$26,992	$-	$221,889
Sales brokerage	104,982	40,129	40,737	-	185,848
Property management	54,941	25,243	33,141	-	113,325
Valuation and advisory	36,735	24,220	16,556	-	77,511
Project management	27,107	24,278	8,438	-	59,823
Other	3,767	1,873	2,932	382	8,954
Total Revenue	$388,606	$149,566	$128,796	$382	$667,350

2017
Lease brokerage	$131,087	$26,504	$22,793	$-	$180,384
Sales brokerage	100,582	27,316	44,306	-	172,204
Property management	51,920	13,008	31,136	-	96,064
Valuation and advisory	33,868	22,990	14,489	-	71,347
Project management	24,513	29,223	3,684	-	57,420
Other	4,508	1,533	2,262	511	8,814
Total Revenue	$346,478	$120,574	$118,670	$511	$586,233

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Six months ended June 30

2018
Lease brokerage	$281,448	$57,706	$50,469	$-	$389,623
Sales brokerage	193,584	63,719	71,554	-	328,857
Property management	110,231	50,314	65,815	-	226,360
Valuation and advisory	69,529	45,383	27,837	-	142,749
Project management	53,119	45,551	15,296	-	113,966
Other	9,197	2,610	5,660	801	18,268
Total Revenue	$717,108	$265,283	$236,631	$801	$1,219,823

2017
Lease brokerage	$235,485	$47,076	$42,651	$-	$325,212
Sales brokerage	176,524	47,763	70,335	-	294,622
Property management	100,382	26,448	61,077	-	187,907
Valuation and advisory	62,735	38,495	24,785	-	126,015
Project management	47,108	48,904	6,544	-	102,556
Other	8,066	2,659	4,477	981	16,183
Total Revenue	$630,300	$211,345	$209,869	$981	$1,052,495

Revenue recognized in relation to contract liabilities

The following tables shows how much of the revenue recognized in the reporting period relates to carried-forward contract liabilities at the beginning of the period and how much relates to performance obligations that were satisfied in a prior period. These amounts consist of changes to estimates of variable consideration particularly associated with recognizing revenue which had been constrained in a prior period.

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017

Revenue recognized that was previously
included in contract liabilities	$6,121	$2,888	$18,279	$10,364

Revenue recognized from performance
obligations satisfied in prior periods	$6,852	$2,074	$10,084	$4,848

15.       SEGMENTED INFORMATION – Colliers identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS
			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended June 30

2018
Revenues	$388,606	$149,566	$128,796	$382	$667,350
Depreciation and amortization	7,797	6,068	1,693	725	16,283
Operating earnings (loss)	26,800	13,950	13,471	(8,652)	45,569

2017
Revenues	$346,478	$120,574	$118,670	$511	$586,233
Depreciation and amortization	7,899	4,655	1,428	399	14,381
Operating earnings (loss)	22,863	11,809	11,163	(4,607)	41,228

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Six months ended June 30

2018
Revenues	$717,108	$265,283	$236,631	$801	$1,219,823
Depreciation and amortization	14,820	12,723	3,250	1,348	32,141
Operating earnings (loss)	46,806	4,379	22,845	(12,716)	61,314

2017
Revenues	$630,300	$211,345	$209,869	$981	$1,052,495
Depreciation and amortization	14,642	8,240	2,718	808	26,408
Operating earnings (loss)	35,557	10,834	16,674	(8,997)	54,068

GEOGRAPHIC INFORMATION
	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017

United States
Revenues	$291,924	$263,964	$532,682	$475,200
Total long-lived assets			300,678	283,034

Canada
Revenues	$84,677	$69,181	$159,358	$129,707
Total long-lived assets			63,499	56,989

Euro currency countries
Revenues	$82,233	$62,206	$150,486	$105,425
Total long-lived assets			279,421	185,442

Australia
Revenues	$59,683	$60,363	$105,511	$103,713
Total long-lived assets			47,467	46,231

United Kingdom
Revenues	$42,525	$37,275	$73,953	$67,738
Total long-lived assets			72,325	74,600

Other
Revenues	$106,308	$93,244	$197,833	$170,712
Total long-lived assets			58,760	60,216

Consolidated
Revenues	$667,350	$586,233	$1,219,823	$1,052,495
Total long-lived assets			822,150	706,512

16.       SUBSEQUENT EVENTS – On July 3, 2018, the Company acquired a controlling interest in a Danish commercial real estate brokerage firm. The initial cash consideration for this acquisition was $18,105.

On July 5, 2018, the Company completed the acquisition of a 75% equity interest in Harrison Street Real Estate Capital, LLC (“Harrison Street”). Harrison Street is a real estate investment management firm focused on demographic-based investing, primarily in the education, healthcare and storage sectors. Harrison Street is headquartered in Chicago. Total initial cash consideration was $451,671, inclusive of a preliminary working capital adjustment of $1,671. Up to an additional $100,000 is payable in 2022 based on Harrison Street achieving specific earnings levels.

These acquisitions will be accounted for using the acquisition method of accounting for business combinations, which the Company is in the process of evaluating. These acquisitions were financed by borrowings on the Facility.

On July 5, 2018, the Company disposed a residential property management business in Finland and received cash consideration of $18,226.

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE six MONTH PERIOD ENDED June 30, 2018

(in US dollars)

August 1, 2018

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three and six month periods ended June 30, 2018 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2017. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2018 up to and including August 1, 2018.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consolidated review

We reported strong revenue growth for the second quarter ended June 30, 2018 due to a combination of recent business acquisitions and internal growth. Consolidated revenue growth was 14% relative to the same quarter in the prior year (11% measured in local currencies). Diluted net earnings per common share were $0.60, versus $0.29 in the prior year quarter, attributable to higher earnings, lower non-controlling interest (due to revenue mix) and lower income tax (due to lower US corporate tax rates). Adjusted earnings per share, which excludes the non-controlling interest redemption increment and amortization of intangible assets (among other items - see “Reconciliation of non-GAAP measures” below) for the second quarter was $0.95, up 23% from $0.77 in the prior year quarter. Both adjusted earnings per share and GAAP net earnings per share for the second quarter ended June 30, 2018 would have been approximately $0.05 lower excluding changes in foreign exchange rates.

During the first six months of 2018, the Company acquired controlling interests in six businesses, three operating in the Americas (Utah; Manitoba; Pittsburgh, Pennsylvania), two operating in EMEA (Finland; Spain) and one operating in Asia Pacific (China). The total initial cash consideration for these acquisitions, net of cash acquired, was $98.3 million.

On July 3, 2018, we acquired a controlling interest in a Danish commercial real estate brokerage firm. The initial cash consideration for this acquisition was $18.1 million. On July 5, 2018, we divested a residential property management business in Finland receiving cash consideration of $18.2 million.

On July 5, 2018, we completed the acquisition of a 75% equity interest in Harrison Street Real Estate Capital, LLC (“Harrison Street”). Harrison Street is a real estate investment management firm focused on demographic-based investing, primarily in the education, healthcare and storage sectors, with approximately $15.6 billion in assets under management as of June 30, 2018. Harrison Street is headquartered in Chicago. Total initial cash consideration was $451.7 million. Up to an additional $100.0 million is payable in 2022 based on Harrison Street achieving specific earnings levels.

For both the three and six months ended June 30, 2018, revenue growth was led by Lease Brokerage in all three geographic regions.

	Three months ended				Six months ended
(in thousands of US$)	June 30		Growth	Growth	June 30		Growth	Growth
(LC = local currency)	2018	2017	in US$ %	in LC %	2018	2017	in US$ %	in LC %

Outsourcing & Advisory	$259,613	233,645	11%	8%	$501,343	432,661	16%	11%
Lease Brokerage	221,889	180,384	23%	21%	389,623	325,212	20%	17%
Sales Brokerage	185,848	172,204	8%	5%	328,857	294,622	12%	8%

Total revenues	$667,350	586,233	14%	11%	$1,219,823	1,052,495	16%	12%

Results of operations - three months ended June 30, 2018

Revenues for our second quarter were $667.4 million, 14% higher than the comparable prior year quarter (11% measured in local currencies). Recent business acquisitions contributed 6% to revenue growth and internally generated revenues measured in local currencies were up 5%.

Operating earnings for the second quarter were $45.6 million, versus $41.2 million in the prior year period. The operating earnings margin was 6.8% versus 7.0% in the prior year quarter, on account of increased intangible asset amortization expense and acquisition-related items. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $69.4 million, up 15% versus $60.3 million reported in the prior year quarter. Our Adjusted EBITDA margin was 10.4% of revenues, compared to 10.3% in the prior year quarter.

Depreciation expense was $7.5 million, versus $6.5 million recorded in the prior year quarter, with the increase attributable to investments to renew and expand office premises in the past year.

Amortization expense was $8.8 million, versus $7.9 million recorded in the prior year quarter, as a result of additional intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense was $3.9 million, versus $3.3 million recorded in the prior year quarter, attributable to increased borrowings over the past year to fund business acquisitions and an increase in floating reference rates. The average interest rate on debt during the quarter was 3.5%, an increase from 3.1% in the prior year quarter.

The consolidated income tax expense for the quarter was $12.9 million, relative to $12.8 million the prior year quarter, reflecting effective tax rates of 31% and 33%, respectively. The effective tax rate was favourably impacted by lower US corporate tax rates that came into effect on January 1, 2018.

Net earnings for the quarter was $28.8 million, versus $26.0 million in the prior year quarter. The current period’s results were attributable to solid revenue growth from acquisitions and internally.

The Americas region’s revenues totalled $388.6 million for the second quarter compared to $346.5 million in the prior year quarter, up 12% (11% on a local currency basis). Local currency revenue growth was comprised of 7% internal growth and 4% growth from recent acquisitions. Internal growth was driven by Lease Brokerage, particularly on the US West region and in Canada. GAAP operating earnings were $26.8 million, versus $22.9 million in the prior year period. Adjusted EBITDA was $36.2 million, versus $32.9 million in the prior year quarter, up 10%.

EMEA region revenues totalled $149.6 million for the second quarter compared to $120.6 million in the prior year quarter, up 24% (15% on a local currency basis). Local currency revenue growth was comprised of 14% growth from recent acquisitions and 1% internal growth. Internal revenue growth was impacted by a decline in Outsourcing & Advisory services, particularly project management activity, more than offset by increases in Sales and Lease Brokerage. Foreign exchange tailwinds with respect to the Euro and UK pound sterling positively affected results on a US dollar reporting currency basis. GAAP operating earnings were $14.0 million, versus $11.8 million in the prior year quarter. Adjusted EBITDA was $21.5 million, versus $17.5 million in the prior year quarter.

Asia Pacific region revenues totalled $128.8 million for the second quarter compared to $118.7 million in the prior year quarter, up 9% (6% on a local currency basis). Local currency revenue growth was comprised of 4% growth from recent acquisitions and 2% internal growth. GAAP operating earnings were $13.5 million, versus $11.2 million in the prior year period, benefitting from operating leverage. Adjusted EBITDA was $15.4 million, up from $12.7 million in the prior year quarter.

The global corporate segment GAAP operating loss for the second quarter was $8.7 million, relative to $4.6 million in the prior period, with the current period impacted by transaction costs related to the Harrison Street acquisition. Corporate segment costs as reported in adjusted EBITDA were $3.6 million in the second quarter, relative to $2.8 million in the prior year period.

Results of operations - six months ended June 30, 2018

Revenues for the six months ended June 30, 2018 were $1.22 billion, 16% higher than the comparable prior year period (12% measured in local currencies). Business acquisitions contributed 7% to local currency revenue growth and internally generated revenues were up 5%.

Operating earnings for the six month period were $61.3 million, relative to $54.1 million in the prior year period. Our operating earnings margin for the six months ended June 30, 2018 was 5.0% versus 5.1% in the period year period. Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $105.6 million, up 15% versus $91.5 million reported in the prior year period. Our Adjusted EBITDA margin was 8.7% of revenues versus 8.7% of revenues in the prior year period, with operating leverage in Asia Pacific offset by costs related to planned investments in incremental revenue producers in EMEA.

We recorded depreciation expense of $14.8 million for the six month period relative to $12.4 million for the comparable prior year period. The increase was attributable to investments in technology and the impact of business acquisitions in the past year.

We recorded amortization expense of $17.4 million for the six month period relative to $14.0 million for the prior year period. The increase was attributable to intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense for the six month period was $6.9 million, up from $6.2 million recorded in the prior year period. The increase was attributable to incremental borrowings over the past year to fund business acquisitions and an increase in floating reference rates. The average interest rate on debt during the period was 3.1%, versus 3.0% in the prior year period.

Consolidated income tax expense for the six month period was $17.6 million, relative to $17.1 million in the prior year period, reflecting effective tax rates of 32% and 34%, respectively. The effective tax rate was favourably impacted by lower US corporate tax rates that came into effect on January 1, 2018. The effective tax rate for the full year is expected to be approximately 30% to 32%.

Net earnings for the six month period were $37.3 million, versus $32.8 million in the prior year period. The current period’s results were attributable to solid revenue growth from acquisitions and internally as well as margin enhancements from operating leverage.

The Americas region’s revenues totalled $717.1 million for the six months ended June 30, 2018 compared to $630.3 million in the prior year quarter, up 14% (13% on a local currency basis). Local currency revenue growth was comprised of 7% growth from recent acquisitions and 6% internal growth. Internal growth was primarily driven by Lease Brokerage with strong performance in Canada and the United States. GAAP operating earnings were $46.8 million, versus $35.6 million in the prior year period, with the variance impacted by amortization of intangible assets acquired in connection with business acquisitions as well as acquisition related costs incurred, both in the prior year period. Adjusted EBITDA was $62.6 million, up 12% versus $55.4 million reported in the prior year period.

EMEA region revenues totalled $265.3 million for the six months ended June 30, 2018 compared to $211.3 million in the prior year quarter, up 26% (up 13% on a local currency basis). Local currency revenue growth was comprised of 13% growth from recent acquisitions and flat internal revenues. Internal revenues were impacted by a decline in Outsourcing & Advisory services, particularly project management activity. Foreign exchange tailwinds with respect to the Euro and UK pound sterling positively affected results on a US dollar reporting currency basis. GAAP operating earnings were $4.4 million, versus $10.8 million in the prior year period with earnings impacted by planned investments in incremental producers in major markets, revenue mix and acquisition-related costs and related amortization. Adjusted EBITDA was $21.0 million, versus $21.2 million in the prior year period.

Asia Pacific region revenues totalled $236.6 million for the six months ended June 30, 2018 compared to $209.9 million in the prior year period, up 13% (10% on a local currency basis), with growth driven by Lease Brokerage and Outsourcing & Advisory services. GAAP operating earnings were $22.8 million, versus $16.7 million in the prior year period, benefiting from operating leverage on higher revenues, particularly in Asia. Adjusted EBITDA was $26.6 million, up from $19.6 million in the prior year quarter.

The global corporate segment GAAP operating loss was $12.7 million, relative to $9.0 million in the prior period, and was impacted by transaction costs related to the Harrison Street acquisition and higher stock-based compensation costs. Corporate costs as presented in adjusted EBITDA were $4.7 million, relative to $4.6 million in the comparable prior year period.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2018
Revenues	$552,473	$667,350
Operating earnings	15,745	45,569
Net earnings	8,541	28,804
Diluted net earnings per common share	0.13	0.60

YEAR ENDED DECEMBER 31, 2017
Revenues	$466,263	$586,233	$618,798	$763,906
Operating earnings	12,840	41,229	34,458	78,849
Net earnings	6,800	25,958	20,362	40,955
Diluted net earnings per common share	0.04	0.29	0.16	0.82

YEAR ENDED DECEMBER 31, 2016
Revenues	$376,108	$482,536	$462,052	$576,028
Operating earnings	8,867	37,624	23,627	76,055
Net earnings	4,032	23,756	13,463	50,320
Diluted net earnings (loss) per common share	(0.19)	0.55	0.24	1.14

OTHER DATA (see "Reconciliation of non-GAAP measures")
Adjusted EBITDA - 2018	$36,140	$69,427
Adjusted EBITDA - 2017	31,252	60,258	$55,281	$96,034
Adjusted EBITDA - 2016	22,184	52,795	37,643	90,440
Adjusted EPS - 2018	0.45	0.95
Adjusted EPS - 2017	0.36	0.77	0.66	1.36
Adjusted EPS - 2016	0.19	0.63	0.40	1.22

Note: New revenue guidance was adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 has been restated. 2016 data has not been restated.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2018	2017	2018	2017

Net earnings	$28,804	$25,957	$37,343	$32,757
Income tax	12,859	12,799	17,575	17,126
Other income, net	(33)	(807)	(460)	(2,036)
Interest expense, net	3,939	3,279	6,856	6,221
Operating earnings	45,569	41,228	61,314	54,068
Depreciation and amortization	16,283	14,381	32,141	26,408
Acquisition-related items	5,741	3,310	7,995	7,519
Restructuring costs	347	309	416	1,041
Stock-based compensation expense	1,487	1,030	3,701	2,473
Adjusted EBITDA	$69,427	$60,258	$105,567	$91,509

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2018	2017	2018	2017

Net earnings	$28,804	$25,957	$37,343	$32,758
Non-controlling interest share of earnings	(3,547)	(5,091)	(4,216)	(7,293)
Amortization of intangible assets	8,779	7,915	17,368	13,965
Acquisition-related items	5,741	3,310	7,995	7,519
Restructuring costs	347	309	416	1,041
Stock-based compensation expense	1,487	1,030	3,701	2,473
Income tax on adjustments	(2,550)	(2,456)	(4,973)	(4,466)
Non-controlling interest on adjustments	(1,206)	(885)	(2,050)	(1,729)
Adjusted net earnings	$37,855	$30,089	$55,584	$44,268

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2018	2017	2018	2017

Diluted net earnings per common share	$0.60	$0.29	$0.72	$0.32
Non-controlling interest redemption increment	0.03	0.25	0.11	0.33
Amortization of intangible assets, net of tax	0.14	0.13	0.28	0.22
Acquisition-related items	0.13	0.08	0.18	0.18
Restructuring costs, net of tax	0.01	-	0.01	0.02
Stock-based compensation expense, net of tax	0.04	0.02	0.09	0.06
Adjusted earnings per share	$0.95	$0.77	$1.39	$1.13

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Liquidity and capital resources

Net cash used in operating activities for the six month period ended June 30, 2018 was $30.2 million, versus $21.4 million used in the prior year period. The cash usage reflects the seasonally slow first half of the year consistent with historical patterns. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2018, capital expenditures were $14.0 million. Based on our current operations, capital expenditures for the year ending December 31, 2018 are expected to be $40 - $42 million.

Net indebtedness as at June 30, 2018 was $315.6 million, versus $141.4 million at December 31, 2017. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to seasonal working capital usage, the purchase price for recent acquisitions and capital expenditures. We are in compliance with the covenants contained in our financing agreements as at June 30, 2018 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $820.7 million of available unused credit as of June 30, 2018 ($369.0 million pro forma after the acquisition of Harrison Street on July 5, 2018).

On April 19, 2018, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a committed unsecured multi-currency revolving credit facility (the “Facility”) of $1.0 billion, replacing the prior credit facility of $700.0 million. The Facility has a 5-year term ending April 18, 2023 (previously January 18, 2022). The applicable margin over floating reference rates is 1.25% to 2.50% (previously 1.50% to 2.75%) depending on certain leverage ratios and requires a commitment fee of 0.25% to 0.50% (previously 0.30% to 0.55%) of the unused portion depending on certain leverage ratios. At any time during the term, we have the right to increase the Facility by up to $250.0 million (previously $150.0 million), on the same terms and conditions as the existing Facility.

On May 17, 2018, the Company entered into a note purchase agreement with a group of institutional investors to issue €210 million of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”). The proceeds from the Senior Notes were received on May 30, 2018 and were used to repay indebtedness under the Facility. The Senior Notes have a 10-year term ending May 30, 2028.

On May 10, 2018, the Company’s Board of Directors declared a dividend of $0.05 per Common Share (being the Subordinate Voting Shares and Multiple Voting Shares) to shareholders of record on June 29, 2018. This dividend was paid on July 11, 2018.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totaling $98.8 million as at June 30, 2018 (December 31, 2017 - $91.5 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2021. We estimate that approximately 85% of the contingent consideration outstanding as of June 30, 2018 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2018:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$418,318	$756	$139	$173,262	$244,161
Interest on long-term debt	86,693	12,173	24,298	23,451	26,770
Capital lease obligations	1,519	858	661	-	-
Contingent acquisition consideration	49,814	14,102	34,176	1,536	-
Operating leases	348,219	80,320	126,873	79,041	61,985
Purchase commitments	13,404	9,404	4,000	-	-

Total contractual obligations	$917,967	$117,613	$190,147	$277,290	$332,916

At June 30, 2018, we had commercial commitments totaling $7.7 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the shares, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements as of June 30, 2018, was $156.6 million (December 31, 2017 - $145.5 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment. As at June 30, 2018, the RNCI recorded on the balance sheet was $156.6 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share for the six months ended June 30, 2018 would be $0.17 and the accretion to adjusted EPS would be $0.06.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made under the sale of control arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, a description of which is set out in Note 13 to the June 30, 2018 unaudited consolidated financial statements and the commitments and contingencies detailed in Note 20 to the December 31, 2017 audited consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting estimates have been reviewed and discussed with our Audit & Risk Committee. There have been no material changes to our critical accounting estimates from those disclosed in our MD&A for the year ended December 31, 2017.

Quarterly income tax provision

Each quarter, we estimate our income tax on the interim consolidated financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The tax effect of discrete items occurring in the quarter also impacts our effective tax rate.

Impact of recently adopted accounting standards

Revenue from contracts with customers

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards. The Revenue Guidance, codified as Accounting Standards Codification Topic No. 606 (“ASC 606”) has been adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 has been restated.

The primary changes, as well as the impact on the financial position and results of operations for the comparative year ended December 31, 2017, are described below.

(a) Accounting for Lease Brokerage revenues

Under previous GAAP, leasing brokerage revenues were deferred until the related contingency (e.g. tenant occupancy) was resolved. Under ASC 606, in certain cases revenue will be recognized earlier since the Company’s performance obligation will typically be satisfied upon lease execution.

(b) Accounting for reimbursable expenses related to the Company’s property management activities

Under the previous GAAP, reimbursable expenses contemplated both performance and payment risk when evaluating whether a principal or agent relationship existed between the Company and its customers. Under ASC 606, principal versus agent indicators were revised with a focus on control over the services provided by third-party service providers. As a result, the revenues related to the Company’s property management activities increased by $146,269 and the related cost of revenues increased by $146,269 with no net impact on earnings.

(c) Presentation of contract balances

The Company has revised the presentation of certain amounts in the balance sheet to reflect the adoption of ASC 606, with increases to contract balances and decreases to unbilled revenues and unearned revenues associated with the change in lease brokerage revenue recognition.

Adoption of the standard using the full retrospective method resulted in the restatement of certain previously reported results. These include the recognition of additional revenue and an increase in income tax expense, along with increasing contract balances and accrued expenses. For a chart detailing the impact on the Company’s previously reported results for the year ended December 31, 2017 see note 3 of the related interim consolidated financial statements:

Impact of recently issued accounting standards, not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and has selected a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of December 31, 2017. The Company will adopt this ASU effective January 1, 2019, using the modified retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements and does not anticipate a material impact as the Company’s interest rate swaps are currently accounted for as cash flow hedges, are deemed to be effective as hedges and are already reported in other comprehensive income.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, our predecessor, FirstService Corporation (“Old FSV”), elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated Facility debt into a fixed interest rate of 1.897%. Hedge accounting is being applied to these interest rate swaps.

Transactions with related parties

As at June 30, 2018, the Company had $7.7 million of loans receivable from non-controlling shareholders (December 31, 2017 - $8.1 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,869,092 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,935,275 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2018, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2018 to July 17, 2019. The Company is entitled to repurchase up to 2,800,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2018 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015 which is available under Colliers’ SEDAR profile at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize revenue producing staff.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound denominated revenues and expenses.

•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes or any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2017, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.